
September 17, 2010

By U.S. Mail and Facsimile to: (214) 589-8910

James E. Perry
Vice President and Chief Financial Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207-2401

>   **Re: Trinity Industries, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 18, 2010**
>   **File No. 001-06903**

Dear Mr. Perry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Risk Factors, page 7

1.   We note your disclosure in the first paragraph under this heading that the risks listed "include, but are not limited to, the risks described below. Additional risks and uncertainties not presently known to us or that we currently consider immaterial . . . may impair our business operations." Please confirm that in future filings you will disclose all known material risks and remove references to other risks not disclosed.

Schedule 14A

Executive Compensation, page 21

2.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Legal Branch Chief